                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE TO/ A
                                 (RULE 14d-100)
           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     Of The Securities Exchange Act of 1934
                                (Amendment No.1)

                                PJ America, Inc.
                       (Name of Subject Company (Issuer))

                              PJ Acquisition Corp.
                               Richard F. Sherman
                              Douglas S. Stephens
                              Michael M. Fleishman
    Martin T. Hart, individually and on behalf of H Investment Company LLP
                                Frank O. Keener
                              Stephen P. Langford
                              Michael J. Grisanti
                                Jack A. Laughery
Merida L. Sherman, individually and as co-Trustee of the Merida L. Sherman Trust
 u/a dated 9/1/96 and as co-Trustee of the Nicholas H. Sherman Trust u/a dated
                                     9/1/96
  Nicholas H. Sherman, individually and as co-Trustee of the Merida L. Sherman Trust u/a dated 9/1/96 and as co-Trustee of the Nicholas H. Sherman Trust u/a
                                  dated 9/1/96
                      (Name of Filing Persons (Offerors))

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                    72585Q10
                                 (CUSIP Number)

                              Douglas S. Stephens
                              PJ Acquisition Corp.
                              2300 Resource Drive
                              Birmingham, AL 35242
                                 (205) 981-2830
                 (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                With a Copy to:
                             Ivan M. Diamond, Esq.
                        Greenebaum Doll & McDonald pllc
                            3300 National City Tower
                             Louisville, KY  40202
                                 (502) 587-3534

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------

Transaction Valuation*                          Amount of Filing Fee**
     $22,600,016                                        $4,520

--------------------------------------------------------------------------------

*Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 2,582,859 shares of Common Stock, par value $.01 per share (the "Shares") of PJ America, Inc., at a purchase price of $8.75 per Share net in cash. Such number of Shares represents the 4,323,648 Shares outstanding as of June 30, 2001, less the 1,740,789 Shares owned by the Investor Group.
**The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

     [X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offering fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $4,520      Filing Party: PJ Acquisition Corp.
Form or Registration No.: 5-49835     Date Filed: July 20, 2001

     [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

          [X]  third-party tender offer subject to Rule 14d-1.
          [ ]  issuer tender offer subject to Rule 13e-4.
          [X]  going-private transaction subject to Rule 13e-3.
          [X]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

                                   Page -2-

CUSIP No. 72585Q10
--------------------------------------------------------------------------------
1)   Names of Reporting Person's I.R.S. Identification Nos. of Above
     Persons (entities only)    Richard F. Sherman

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [X]
     (b) [_]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)  N/A

--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)

--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization      United States

--------------------------------------------------------------------------------
       Number of Shares          (7)   Sole Voting Power          50,000 shares
     Beneficially Owned by       -----------------------------------------------
     Each Reporting Person       (8)   Shared Voting Power       205,000/1/
            With                 -----------------------------------------------
                                 (9)   Sole Dispositive Power     50,000 shares
                                 -----------------------------------------------
                                 (10)  Shared Dispositive Power  205,000/1/

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      255,000/2/ (may be deemed to beneficially own all shares beneficially owned by each member of the group or 1,740,789 shares)

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)  5.9%

     (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 40.3%)

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)    IN

--------------------------------------------------------------------------------

-----------------

/1/Includes 100,000 shares held by the Merida L. Sherman Trust u/a dated 9/1/96 and 100,000 shares held by the Nicholas H. Sherman Trust u/a dated 9/1/96 and 5,000 held directly by Nicholas H. Sherman. Merida and Nicholas Sherman are the adult children of Richard Sherman.

/2/Excludes options to purchase 38,000 shares presently exercisable or exercisable within 60 days of the date hereof, because such options will terminate unexercised upon the merger of PJ America, Inc. and PJ Acquisition Corp.

                                   Page -3-

-----------------------
  CUSIP NO. 72585Q10
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1)   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      (entities only) 61-6264185

      Merida L. Sherman, individually and as co-Trustee of the Merida L. Sherman Trust u/a dated 9/1/96 and as co-Trustee of the Nicholas H. Sherman Trust u/a dated 9/1/96

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2)                                                             (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3)

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4)
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5)
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6)
      United States
------------------------------------------------------------------------------

    NUMBER OF SHARES      (7)   SOLE VOTING POWER          0
  BENEFICIALLY OWNED BY   ----------------------------------------------------
  EACH REPORTING PERSON   (8)   SHARED VOTING POWER        200,000 shares
          WITH            ----------------------------------------------------
                          (9)   SOLE DISPOSITIVE POWER     0
                          ----------------------------------------------------
                          (10)  SHARED DISPOSITIVE POWER   200,000 shares
------------------------------------------------------------------------------
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11)
       200,000 (may be deemed to beneficially own all shares beneficially owned by each member of the group or 1,740,789 shares)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
 12)  (See Instructions)
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13)
      4.6%

      (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 40.3%)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
 14)
      IN
------------------------------------------------------------------------------


                                   Page -4-

-----------------------
  CUSIP NO. 72585Q10
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1)   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      (entities only) 61-6264188

      Nicholas H. Sherman, individually and as co-Trustee of the Merida L. Sherman Trust u/a dated 9/1/96 and as co-Trustee of the Nicholas H. Sherman Trust u/a dated 9/1/96
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2)                                                             (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3)

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4)
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5)
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6)
      United States
------------------------------------------------------------------------------

    NUMBER OF SHARES      (7)   SOLE VOTING POWER          5,000 shares
  BENEFICIALLY OWNED BY   ----------------------------------------------------
  EACH REPORTING PERSON   (8)   SHARED VOTING POWER        200,000 shares
          WITH            ----------------------------------------------------
                          (9)   SOLE DISPOSITIVE POWER     5,000 shares
                          ----------------------------------------------------
                          (10)  SHARED DISPOSITIVE POWER   200,000 shares
------------------------------------------------------------------------------
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11)
       205,000 (may be deemed to beneficially own all shares beneficially owned by each member of the group or 1,740,789 shares)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
 12)  (See Instructions)
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13)
      4.7%

      (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 40.3%)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
 14)
      IN
------------------------------------------------------------------------------

                                   Page -5-

-----------------------
  CUSIP NO. 72585Q10
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1)   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      (entities only)

      Douglas S. Stephens

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2)                                                             (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3)

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4)
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5)
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6)
      United States
------------------------------------------------------------------------------

    NUMBER OF SHARES      (7)   SOLE VOTING POWER          242,464 shares
  BENEFICIALLY OWNED BY   ----------------------------------------------------
  EACH REPORTING PERSON   (8)   SHARED VOTING POWER        0
          WITH            ----------------------------------------------------
                          (9)   SOLE DISPOSITIVE POWER     242,464 shares
                          ----------------------------------------------------
                          (10)  SHARED DISPOSITIVE POWER   0
------------------------------------------------------------------------------
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11)
       242,463/3/ (may be deemed to beneficially own all shares beneficially owned by each member of the group or 1,740,789 shares)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
 12)  (See Instructions)
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13)
      5.6%

      (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 40.3%)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
 14)
      IN
------------------------------------------------------------------------------

------------------------
/3/ Excludes options to purchase 111,434 shares presently exercisable or exercisable within 60 days of the date hereof because such options will terminate unexercised upon the merger of PJ America, Inc. and PJ Acquisition Corp.

                                   Page -6-

-----------------------
  CUSIP NO. 72585Q10
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1)   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      (entities only)

      Stephen P. Langford

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2)                                                             (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3)

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4)
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5)
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6)
      United States
------------------------------------------------------------------------------

    NUMBER OF SHARES      (7)   SOLE VOTING POWER          207,164 shares
  BENEFICIALLY OWNED BY   ----------------------------------------------------
  EACH REPORTING PERSON   (8)   SHARED VOTING POWER        N/A
          WITH            ----------------------------------------------------
                          (9)   SOLE DISPOSITIVE POWER     207,164 shares
                          ----------------------------------------------------
                          (10)  SHARED DISPOSITIVE POWER   N/A
------------------------------------------------------------------------------
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11)
       207,164/4/ (may be deemed to beneficially own all shares beneficially owned by each member of the group or 1,740,789 shares)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
 12)  (See Instructions)
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13)
      4.8%

      (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 40.3%)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
 14)
      IN
------------------------------------------------------------------------------

----------------------
/3/ Excludes options to purchase 18,000 shares presently exercisable or exercisable within 60 days of the date hereof because such options will terminate unexercised upon the merger of PJ America, Inc. and PJ Acquisition Corp.

                                   Page -7-

CUSIP No. 72585Q10

------------------------------------------------------------------------------------
1)  Names of Reporting Person's I.R.S. Identification Nos. of Above
    Persons (entities only)         Martin T. Hart, individually and on behalf of
                                    H Investment Company LLP
------------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)  [x]
    (b)  [_]
------------------------------------------------------------------------------------
3)  SEC Use Only
------------------------------------------------------------------------------------
4)  Source of Funds (See Instructions)  N/A
------------------------------------------------------------------------------------
5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e)
------------------------------------------------------------------------------------
6)  Citizenship or Place of Organization      United States
------------------------------------------------------------------------------------

         Number of Shares            (7)  Sole Voting Power          125,000/5/
       Beneficially Owned by         -----------------------------------------------
       Each Reporting Person         (8)  Shared Voting Power        N/A
              With                   -----------------------------------------------
                                     (9)  Sole Dispositive Power     125,000/6/
                                     -----------------------------------------------
                                     (10)  Shared Dispositive Power  N/A
------------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person

              125,000/6/ (may be deemed to beneficially own all shares beneficially owned by each member of the group or 1,740,789 shares)
------------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)  [_]
------------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)  2.9%
     (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 40.3%)
------------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)    IN
------------------------------------------------------------------------------------

--------------------------

/5/  Includes 100,000 shares held by H Investment Company LLP.

/6/ Excludes options to purchase 18,000 shares presently exercisable or exercisable within 60 days of the date hereof because such options will terminate unexercised upon the merger of PJ America, Inc. and PJ Acquisition Corp.

                                   Page -8-

CUSIP No. 72585Q10

------------------------------------------------------------------------------------
1)  Names of Reporting Person's I.R.S. Identification Nos. of Above
    Persons (entities only)                     Michael J. Grisanti
------------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)  [x]
    (b)  [_]
------------------------------------------------------------------------------------
3)  SEC Use Only
------------------------------------------------------------------------------------
4)  Source of Funds (See Instructions)  N/A
------------------------------------------------------------------------------------
5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e)
------------------------------------------------------------------------------------
6)  Citizenship or Place of Organization      United States
------------------------------------------------------------------------------------

         Number of Shares         (7)  Sole Voting Power          168,063/7/
       Beneficially Owned by      --------------------------------------------------
       Each Reporting Person      (8)  Shared Voting Power        N/A
                With              --------------------------------------------------
                                  (9)  Sole Dispositive Power     168,063/7/
                                  --------------------------------------------------
                                  (10)  Shared Dispositive Power  N/A
------------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person 168,063/7/
    (may be deemed to beneficially own all shares beneficially owned by each member of the group or 1,740,789 shares)
------------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions)  [_]
------------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)    3.9%
    (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 40.3%)
------------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)    IN
------------------------------------------------------------------------------------

-------------------------------

/7/ Includes 37,747 shares held by the Grisanti Family Partnership of which Mr. Grisanti is general partner and 3,659 shares held by the Grisanti Family Trust.

                                   Page -9-

CUSIP No. 72585Q10

----------------------------------------------------------------------------------
1)  Names of Reporting Person's I.R.S. Identification Nos. of Above
 Persons (entities only)                      Jack A. Laughery
----------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)  [x]
    (b)  [_]
----------------------------------------------------------------------------------
3)  SEC Use Only
----------------------------------------------------------------------------------
4)  Source of Funds (See Instructions)  N/A
----------------------------------------------------------------------------------
5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e)
----------------------------------------------------------------------------------
6)  Citizenship or Place of Organization      United States
----------------------------------------------------------------------------------

         Number of Shares                (7)  Sole Voting Power         210,290/8/
       Beneficially Owned by             -----------------------------------------
       Each Reporting Person             (8)  Shared Voting Power       3,775/9/
               With                      -----------------------------------------
                                         (9)  Sole Dispositive Power    210,290/8/
                                         -----------------------------------------
                                         (10)  Shared Dispositive Power 3,775/9/
----------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person

         214,065/10/ (may be deemed to beneficially own all shares beneficially owned by each member of the group or 1,740,789 shares)
----------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)  [_]
----------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)      4.9%

        (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 40.3%)
----------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)    IN
----------------------------------------------------------------------------------

/8/Includes 235 shares held by Mr. Laughery as custodian for his minor grandchildren.

/9/Includes 2,800 Shares held by Mr. Laughery's wife and 975 shares held in trust for Mr. Laughery's minor grandchildren with his wife as trustee.

/10/Excludes 3,300 shares held by the Laughery Foundation which will be tendered in the offer.

                                   Page -10-

-----------------------
  CUSIP NO. 72585Q10
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1)   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      (entities only)

      Frank O. Keener

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2)                                                             (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3)

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4)
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5)
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6)
      United States
------------------------------------------------------------------------------

    NUMBER OF SHARES      (7)   SOLE VOTING POWER          324,603 shares
  BENEFICIALLY OWNED BY   ----------------------------------------------------
  EACH REPORTING PERSON   (8)   SHARED VOTING POWER        N/A
          WITH            ----------------------------------------------------
                          (9)   SOLE DISPOSITIVE POWER     324,603 shares
                          ----------------------------------------------------
                          (10)  SHARED DISPOSITIVE POWER   N/A
------------------------------------------------------------------------------
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11)
       324,603/11/ (may be deemed to beneficially own all shares beneficially owned by each member of the group or 1,740,789 shares)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
 12)  (See Instructions)
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13)
      7.5%

      (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 40.3%)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
 14)
      IN
------------------------------------------------------------------------------

-----------------------
/11/ Excludes an option to purchase 18,000 shares presently exercisable or exercisable within 60 days of the date hereof because such options will terminate unexercised upon the merger of PJ America, Inc. and PJ Acquisition Corp.

                                   Page -11-

-----------------------
  CUSIP NO. 72585Q10
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1)   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      (entities only)

      Michael M. Fleishman

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2)                                                             (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3)

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4)
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5)
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6)
      United States
------------------------------------------------------------------------------

    NUMBER OF SHARES      (7)   SOLE VOTING POWER          188,430 shares
  BENEFICIALLY OWNED BY   ----------------------------------------------------
  EACH REPORTING PERSON   (8)   SHARED VOTING POWER        16,000/12/
          WITH            ----------------------------------------------------
                          (9)   SOLE DISPOSITIVE POWER     188,430 shares
                          ----------------------------------------------------
                          (10)  SHARED DISPOSITIVE POWER   16,000/11/
------------------------------------------------------------------------------
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11)
       204,430/13/ (may be deemed to beneficially own all shares beneficially owned by each member of the group or 1,740,789 shares)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
 12)  (See Instructions)
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13)
      4.7%

      (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 40.3%)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
 14)
      IN
------------------------------------------------------------------------------

-----------------------
/12/ Includes 13,000 shares held by Mr. Fleishman's wife and 3,000 shares by Mr. Fleishman's wife as custodian for their minor child.

/13/ Excludes options to purchase 38,000 shares presently exercisable or exercisable within 60 days of the date hereof because such options will terminate unexercised upon the merger of PJ America, Inc. and PJ Acquisition Corp.

                                   Page -12-

-----------------------
  CUSIP NO. 72585Q10
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1)   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      (entities only)

      PJ Acquisition Corp. 31-1767-228

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2)                                                             (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3)

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4)
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5)
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6)
      United States
------------------------------------------------------------------------------

    NUMBER OF SHARES      (7)   SOLE VOTING POWER          0
  BENEFICIALLY OWNED BY   ----------------------------------------------------
  EACH REPORTING PERSON   (8)   SHARED VOTING POWER        1,740,789
          WITH            ----------------------------------------------------
                          (9)   SOLE DISPOSITIVE POWER     0
                          ----------------------------------------------------
                          (10)  SHARED DISPOSITIVE POWER   1,740,789
------------------------------------------------------------------------------
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11)
       1,740,789 (may be deemed to beneficially own all shares beneficially owned by each member of the group)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
 12)  (See Instructions)
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13)
      40.3%

      (may be deemed to beneficially own all shares beneficially owned by each member of the group.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
 14)
      CO
------------------------------------------------------------------------------

                                   Page -13-

     This Amendment No. 1 amends and supplements the Tender Offer Statement and
Schedule 13E-3 Transaction Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on July 20, 2001 by PJ Acquisition Corp., a Delaware corporation (the "Purchaser"), an entity formed by certain officers, directors and significant stockholders (the "Investor Group") of PJ America, Inc., a Delaware corporation ("PJAM") for the purpose of making this Offer. The members of the Investor Group, namely (i) Richard F. Sherman, (ii) Douglas S. Stephens; (iii) Michael M. Fleishman, (iv) Martin T. Hart, individually and on behalf of H Investment Company, LLP; (v) Frank O. Keener;
(vi) Stephen P. Langford; (vii) Michael J. Grisanti; (viii) Jack A. Laughery;
(ix) Merida L. Sherman, individually and as co-Trustee of the Merida L. Sherman Trust under an agreement dated 9/1/96 and as co-Trustee of the Nicholas H. Sherman Trust under an agreement dated 9/1/96; and (x) Nicholas H. Sherman, individually and as co-Trustee of the Merida L. Sherman Trust under an agreement dated 9/1/96 and as co-Trustee of the Nicholas H. Sherman Trust under an agreement dated 9/1/96 are hereby included as filing persons and bidders on the Schedule TO. This statement also amends the Schedule 13D filed by the Purchaser and the Investor Group on April 2, 2001, as amended on July 3, 2001 and July 24, 2001. This Schedule TO relates to the Offer by the Purchaser and the Investor Group to purchase all outstanding shares of Common Stock, par value $.01 per Share, (the "Shares") of PJAM at $8.75 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 20, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1) and (a)(2) respectively (which together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule TO.

Item 12.  Exhibits.

     The Offer to Purchase annexed as Exhibit (a)(1) of the Schedule TO is hereby amended and supplemented as follows:

Cover Page
----------

1. Immediately after "Offer to Purchase for Cash All Outstanding Shares of Common Stock of PJ America, Inc., at $8.75 Net Per Share by PJ Acquisition Corp." insert the phrase "and an Investor Group Consisting of Richard F. Sherman; Douglas S. Stephens; Michael M. Fleishman; Martin T. Hart, individually and on behalf of H Investment Company, LLP; Frank O. Keener; Stephen P. Langford; Michael J. Grisanti; Jack A. Laughery; Merida L. Sherman, individually and as co-Trustee of the Merida L. Sherman Trust under an agreement dated 9/1/96 and as co-Trustee of the Nicholas H. Sherman Trust under an agreement dated 9/1/96; and Nicholas H. Sherman, individually and as co-Trustee of the Merida L. Sherman Trust under an agreement dated 9/1/96 and as co-Trustee of the Nicholas H. Sherman Trust under an agreement dated 9/1/96"

2. The first clause of the fourth paragraph is revised to read as follows:
   "PJAM's board of directors by unanimous decision of those directors participating (a majority of whom were not employees of PJAM) and based upon the unanimous recommendation of a Special Committee of independent directors:"

3. The first bullet is amended to read in its entirety as follows: "determined that each of the Offer, the Merger and the Merger Agreements is advisable, fair to and in the best interests of PJAM and its unaffiliated stockholders (stockholders other than the Purchaser and the Investor Group);"

4. The fourth paragraph is further amended to add the following after the third and last bullet points: "Six of PJAM's directors abstained from voting because they are members of the Investor

                                   Page -14-

Group, only one of whom is an employee of PJAM, Douglas Stephens. Of the four directors who participated in the vote, three are non-employee directors and one, Ross Davison, is an employee."

Summary Term Sheet
------------------

1. The response to the Question "What does PJAM's Board of Directors Think of the Offer?" is amended by including the following language to the end of the response. "The Special Committee consisted of Kim V. Knapp, David Lloyd and Terrance Smith, all of whom were neither members of the Investor Group nor employees of PJAM. All the members of the Special Committee and Mr. Davison, PJAM's Chief Financial Officer, participated in the recommendation. Messrs. Sherman, Stephens, Langford, Hart, Keener and Fleishman abstained from voting because they are members of the Investor Group."

Background of the Offer
-----------------------

1. The first sentence of the third paragraph is amended to read as follows:
   "Because of the relative ineffectiveness of steps previously taken by PJAM, Mr. Sherman, Chairman of PJAM's Board of Directors, and Mr. Stephens, President and Chief Executive Officer of PJAM, met with several investment bankers."

2. The first sentence of the fourth paragraph is deleted and the following sentences are added to the beginning of the fourth paragraph: "During February and early March 2001, Richard F. Sherman, Douglas S. Stephens, Michael M. Fleishman (Vice Chairman and a PJAM director), Martin T. Hart (a PJAM director), Frank O. Keener (a PJAM director), Stephen P. Langford (a PJAM director), Michael J. Grisanti (a significant stockholder of PJAM), and Jack A. Laughery (a significant stockholder of PJAM) talked informally about a possible transaction. On March 22, 2001 Messrs. Sherman, Stephens, Fleishman, Hart, Keener, Langford, Grisanti and Laughery met and voted to form the Investor Group.

3. The following sentence is inserted immediately after the third sentence in the fourth paragraph of this Section: "The Investor Group selected STES because of its knowledge of the restaurant industry, its prior experience in restaurant investment banking, its expertise in going private and other transactions, and its overall reputation within the investment banking community. Except as described above, STES had no prior relationship with PJAM, the Purchaser or the Investor Group."

4. The following sentence is added immediately after the first sentence in the paragraph beginning "On May 2, 2001...": "Banc of America Securities' presentation at this meeting considered the same sorts of valuation methodologies as their final written opinion as to fairness from a financial point of view. This presentation was, however, based upon projections prepared by PJAM's management in early April and Banc of America Securities final written opinion as to fairness from a financial point of view was based on the revised financial projections, business developments and trends discussed at the May 23, 2001 meeting. See "Special Factors--Opinion of the Special Committee's Financial Advisor" and "The Tender Offer--Certain Information Concerning PJAM."

5. The following sentence is added immediately after the first sentence in the paragraph beginning "On May 3, 2001...": "The Special Committee did not propose a specific counter-offer."

                                   Page -15-

6. The following sentence is inserted at the end of the paragraph beginning "In mid-June 2001...": "In addition to the Investor Group's prior relationship with Mr. Byrge, the Investor Group selected First Tennessee Securities because of its knowledge of the restaurant industry, its prior experience in restaurant investment banking, its expertise in going private and other transactions, and its overall reputation within the investment banking community. First Tennessee Securities had no prior relationship with PJAM, the Purchaser or the Investor Group."

7. The following sentence is inserted at the end of the paragraph beginning "On June 13, 2001...": "Akin Gump and Young Conaway explored plaintiffs' counsels' interest in a settlement to the litigation, discussed the progress of the Special Committee's negotiations with the Purchaser and indicated that they thought they might be able to negotiate an increase to the Offer Price."

8. The following sentence is inserted after the second sentence in the paragraph beginning "On June 18, 2001...": "First Tennessee Securities provided advice regarding negotiation strategy, as well as logistical and timing issues. They did not provide a valuation analysis or opine on the appropriateness of the offer price."

9. The following sentence is inserted after the first sentence of the paragraph beginning "On June 21, 2001...": "The conversation focused on (i) the availability of financing, (ii) PJAM's declining EBITDA, (iii) the rising cheese prices, (iv) PJAM's poor performance in the new markets, (v) the inability of the Special Committee and its financial advisor to find any other persons interested in making an offer, and (vi) the desire of the Investor Group to resolve the litigation before entering into a definitive agreement."

10. The following sentence is inserted after the second sentence of the paragraph beginning "On June 21, 2001...": "The same topics discussed the prior day were addressed again."

Recommendation of the Special Committee and the Board; Fairness of the Offer and
--------------------------------------------------------------------------------
the Merger- The Special Committee's Considerations
--------------------------------------------------

1. The following additional language is added to the end of the first complete sentence of the final paragraph titled "Minimum Condition" of page 13:
   ", thus assuring that the Offer and the Merger could not be consummated without the acceptance and approval of a majority of the unaffiliated stockholders."

2. The following additional language is added to the end of the paragraph titled "Terms of the Merger Agreement" on page 14: "The Special Committee, in consultation with its advisors, determined that the form of the Merger Agreement was on reasonable and customary terms that were fair to the unaffiliated stockholders, and the Special Committee's rejection of the proposed break-up fee better positioned PJAM to respond to any superior proposal should one arise."

3. The following paragraphs are added immediately following the final paragraph titled "Availability of Dissenters' Rights" of this section:

     "Net Book Value. The Special Committee considered the fact that the $8.75 per Share cash consideration exceeded the $6.74 net book value per Share as of April 1, 2001.

                                   Page -16-

     Going Concern Value. The Special Committee considered the analyses of PJAM's latest twelve months revenues, EBIT and EBITDA and earnings per share as indicators of value based on comparable companies and recently acquired companies and the discounted cash flow analysis based upon PJAM's management's cash flow forecasts, presented in connection with Banc of America Securities' analysis, which was based upon the information provided by PJAM and which analysis was adopted by the Special Committee, as measures of PJAM's going concern value. As reflected in "Opinion of The Special Committee's Financial Advisor," such going concern analyses did not uniformly support the fairness of the Offer Price, with some of such analyses indicating a fairness range above the Offer Price, some indicating a fairness range within which the Offer Price fell, and some indicating a fairness range exceeded by the Offer Price. The Special Committee believed, however, that taking into account the recent deterioration in PJAM's financial performance, including those factors noted above in "--- Decline in Operating Performance," in connection with analyses based upon the latest twelve months financial performance and the uncertainties inherent in any valuation based upon forecasts of financial performance, the Special Committee's analysis of the going concern valuation of PJAM supported the fairness of the Merger Agreement and the transactions contemplated thereby and the Offer Price.

     The Special Committee did not believe that the liquidation value of PJAM would be relevant to determining the fair value of the Shares because, due to the nature of PJAM's business, such a valuation would be expected to be well below PJAM's going concern value, which was considered as part of Banc of America Securities' analysis, and well below the price per Share proposed in the Offer. For this reason, the Special Committee did not consider this factor relevant or material and therefore did not accord such factor any weight. The Special Committee also did not consider such customary factors as recent purchases of PJAM securities by members of the Investor Group or prior offers to purchase PJAM in its evaluation of the Offer and the Merger because neither the Purchaser nor any member of the Investor Group purchased any Shares in the market or from unaffiliated persons within the last two years nor has any other offer to purchase PJAM, substantially all of its assets or a controlling stock position in PJAM been made within the preceding two years.

     Consideration of Negative Factors. As noted in the discussion above of considerations of the Special Committee in approving and recommending the Merger Agreement and the transactions contemplated thereby, the Special Committee duly noted and considered that:

 .    the Offer Price represented a significant discount to the market price for the Shares prevailing during earlier periods. For example, the Special Committee noted that the Offer Price represented a 35.8% discount to the 52-week high closing stock price on July 17, 2000.

 .    some of the going concern valuation techniques that it considered, such as revenue and EBITDA multiples of comparable companies, did not appear to support the fairness of the Merger Agreement and transactions contemplated thereby, although other going concern valuation techniques, such as earnings per share multiples for comparable companies and recently acquired companies and EBITDA multiples of recently acquired companies, did do so."

4. The words "arm's length" are deleted in the two places they appear in the third paragraph of this Section.

Recommendation of the Special Committee and the Board; Fairness of the Offer and
--------------------------------------------------------------------------------
the Merger- The Board of Directors' Considerations
--------------------------------------------------

1. The words "arm's length" in the first paragraph are deleted.

                                   Page -17-

2. The following additional language is added to the end of the first paragraph of this section: "The Board has relied upon, and adopted, the conclusions and recommendations of the Special Committee."

3. The following additional language is added to the end of the first sentence to the fifth paragraph of this section: "because, due to the nature of PJAM's business, such a liquidation value would be expected to be well below PJAM's going concern value and below the price per Share proposed in the Offer."

Opinion of Special Committee's Financial Adviser
------------------------------------------------

1. The following sentence is added to the end of the paragraph titled "Comparable Company Analysis" on page 17 before the list of selected companies: "Banc of America Securities considered these companies comparable because they were either (i) public pizza concepts, (ii) public restaurant companies that operate as franchisees or (iii) micro-cap restaurant companies."

2. The following language is added to end of the third sentence of the paragraph titled "Discounted Cash Flow Analysis" on page 19: ", based upon an analysis of selected acquisitions of comparable companies over the last two years which showed the average aggregate value as a multiple of LTM EBIT to be 4.5x."

3. The following language is added to the second sentence of the paragraph titled "Leveraged Buyout Analysis" on page 19: ", based upon an analysis of selected acquisitions of comparable companies over the last two years which showed the average aggregate value as a multiple of LTM EBITDA to be 4.5x."

4. The following lead sentence and table are added immediately following the paragraph titled "Historical Stock Price Analysis" on page 21: "The following table shows the calculations of valuation for PJAM on a per Share basis indicated by the preceding analysis:"

======================================================================================================================
Valuation Methodology                                  Relevant Statistic         Implied Share Price for PJAM
======================================================================================================================
Analysis of Selected            Low       High     Median       Average        Low      High       Median      Average
  Publicly Traded Companies  ---------  --------  ---------  --------------  --------  -------     ------      -------
     LTM Revenues ($115.2)       0.15x     0.85x      0.54x           0.52x     $4.00   $22.65         $14.39   $13.86
     LTM EBIT ($5.2)              5.6      13.2        8.1             8.4       6.70    15.78           9.68    10.04
     LTM EBITDA ($9.4)            2.8       6.3        5.1             4.7       6.08    13.68          11.07    10.21

     LTM EPS ($0.65)              6.2      12.5       11.4            10.5       4.03     8.13           7.41     6.83
----------------------------------------------------------------------------------------------------------------------
Analysis of Selected
  Acquisitions
----------------------------------------------------------------------------------------------------------------------
     LTM Revenues ($115.2)       0.20x     1.40x      0.60x           0.70x     $5.33   $37.30         $15.99   $18.65
     LTM EBIT ($5.2)              6.7       9.4        8.3             8.0       8.01    11.24           9.92     9.56
     LTM EBITDA ($9.4)            2.2       6.0        5.1             4.5       4.78    13.03          11.07     9.77

     LTM EPS ($0.65)              8.2      14.1       11.8            11.9       5.33     9.17           7.67     7.74
----------------------------------------------------------------------------------------------------------------------
Discounted Cash Flow
  Analysis                                  4.0x       4.5x            5.0x                4.0x           4.5x     5.0x
     Projected 2006 EBITDA                -------   --------        ----------          -------        --------- -----
      Multiple
----------------------------------------------------------------------------------------------------------------------
     14% Discount Rate                      4.6x       4.9x            5.3x              $9.97         $10.65   $11.32
     15% Discount Rate                      4.4        4.7             5.0                9.56          10.20    10.84
     16% Discount Rate                      4.2        4.5             4.8                9.17           9.78    10.39

Leveraged Buyout Analysis
                                          -------   --------        ----------          -------        --------- -----
     Projected 2006 EBITDA                 4.0x        4.5x            5.0x                4.0x           4.5x     5.0x
      Multiple                            -------   --------        ----------          -------        --------- -----
----------------------------------------------------------------------------------------------------------------------
     25% Required Rate of Return           4.2x        4.4x            4.6x              $9.13         $ 9.55   $ 9.96

     30% Required Rate of Return           3.9         4.0             4.2                8.38           8.71     9.04

     35% Required Rate of Return           3.6         3.7             3.9                7.80           8.07     8.33

Premiums Paid Analysis         One Day Prior      One Month Prior             One Day Prior          One Month Prior
                              to Announcement     to Announcement            to  Announcement       to  Announcement
                              ---------------     ---------------            ----------------       ------------------

                             Average    Median    Average    Median          Average  Median        Average    Median
                             --------   -------   --------   ------          -------  -------       -------    -------
     Selected Transactions    28%         20%       34%        23%            $8.51    $7.96         $ 8.72     $ 8.01
     Selected Cash Only       24%         19%       30%        22%             8.25     7.86           8.44       7.92
      Transactions

5. The last sentence of the fourth paragraph on page 21 of the Offer to Purchase is amended to delete the following clause: ", and none of PJAM, Banc of America Securities or any other person assumes responsibility if future results are materially different from those projected."

6. The first sentence of the last paragraph of this Section is deleted and replaced with the following sentence: "Banc of America Securities has received no compensation during the past two years as a result of its relationship with PJAM and its affiliates."

                                   Page -18-

Position of the Purchaser Regarding Fairness of the Offer and the Merger
------------------------------------------------------------------------

1. This Section is re-titled "Position of the Purchaser and the Members of the Investor Group Regarding Fairness of the Offer and the Merger" and is further amended and supplemented as follows:

2. The introductory paragraph of this Section is revised as follows: "The Purchaser and each member of the Investor Group believe that the consideration to be received by PJAM's stockholders (other than the Purchaser and the members of the Investor Group) pursuant to the Offer and the Merger is fair to and in the best interests of PJAM's stockholders (other than the Purchaser and the members of the Investor Group), that the transaction is substantively fair, and that the process followed by PJAM was procedurally fair. The Purchaser and each member of the Investor Group base their belief on the following factors:"

3. The following additional language is added to the end of Factor (i): ". The market expects public restaurant companies to increase the number of stores they own and operate. Because of the poor

                                   Page -19-
   performance of PJAM's stores in the new markets, PJAM has had to slow down restaurant development (and has in fact sold stores);

4. Factor (vi) is revised to read as follows: "the fact that the Merger Agreement was the result of good faith negotiations between the Purchaser and its legal and financial advisors and the Special Committee (none of the members of which were employees of PJAM) and its legal and financial advisors who were retained to act solely on behalf of the unaffiliated security holders;

5. The following is added to the end of Factor (ix) "which means that the Offer cannot be consummated without the approval of a majority of the unaffiliated security holders."

6. Clause (xi) of the list of factors is amended by adding "(a majority of whom were not employees of PJAM)" to the end of such clause.

7. The following is added immediately after the first sentence of the second paragraph of this section: "No member of the Investor Group has purchased Shares in the past two years (except that Mr. Laughery purchased Shares from his daughter in April 2001). See "Special Factors -- Transactions and Arrangement Concerning the Shares.""

8. The following is added immediately after the last sentence of the second paragraph of this Section: "The members of Investor Group, who collectively own approximately 40% of the outstanding Shares, wish PJAM to continue to operate and accordingly liquidation was not considered a viable option. The Purchaser and the members of the Investor Group believe that the Offer Price does not represent less than PJAM's going concern value because of the factors listed in (i) through (xi) above, particularly the lack of third parties interested in acquiring PJAM."

Plans for PJAM After the Offer and the Merger; Certain Effects of the Offer
---------------------------------------------------------------------------

1. The following sentence is inserted at the beginning of the fourth paragraph of this Section: "No member of the Investor Group will recognize gain or loss as a result of the Offer or the Merger."

The Merger Agreement- the Offer
-------------------------------

1. The words "as soon as practicable" are deleted from the second sentence of the first paragraph and replaced with "promptly."

Appraisal Rights
----------------

1. The following sentence is added after the second sentence in this Section:
   "In order to dissent from the Merger, a written demand for appraisal of Shares must be delivered to PJAM's Secretary (x) before the taking of any vote on the approval and adoption of the Merger Agreement if the Merger is consummated following approval at a meeting of PJAM's stockholders if the Purchaser does not own the 90% of outstanding Shares necessary to effect a short-form merger pursuant to Section 253 of the DGCL or (y) within 20 days after the date PJAM mails the remaining stockholders a notice to the effect that the Merger has been approved and/or is effective and that appraisal rights are available if the merger is effected as a short-form merger. A stockholder cannot exercise his or her dissenters' rights if the stockholder voted for the Merger, although the stockholder will not waive his rights by failing to vote against the Merger."

                                   Page -20-

The Tender Offer -- Terms of the Offer; Expiration Date
-------------------------------------------------------

1. The following sentence is added to the end of the fifth paragraph: "If the Purchaser elects to provide a subsequent offering period, the Purchaser will announce the results of the Offer, including the approximate number and percentage of Shares deposited to date, no later than 9 a.m. Eastern time on the next business day after the expiration of the initial offering period and will immediately begin the subsequent offering period."

2. The phrase "prior to the expiration of the Offer" is added after "at any time or from time to time" in the sixth paragraph of this Section.

The Tender Offer -- Acceptance for Payment and Payment
------------------------------------------------------

1. The phrase "relating to governmental or regulatory approvals" is added to the end of the first sentence of the first paragraph of this Section.

The Tender Offer -- Certain Information Concerning PJAM
-------------------------------------------------------

1. The following is added to the end of the first full paragraph on p. 48:
   "These were the same projections as were provided to Banc of America Securities."

The Tender Offer -- Conditions of the Offer
-------------------------------------------

1. The phrase "which in the sole judgment of Purchaser, and regardless of the circumstances (including any action or inaction by Purchaser) giving rise to such condition makes it inadvisable to proceed with the Offer and/or with such acceptance for payment of or payments for Shares" has been deleted from clause (vii).

2. The phrase "prior to the expiration of the Offer" is added after "at any time or from time to time" in the penultimate paragraph of this Section.

The Tender Offer -- Certain Legal Matters; Required Regulatory Approvals
------------------------------------------------------------------------

1. The following sentence is added to the end of the penultimate paragraph of this Section: "The Purchaser and the Investor Group have no reason to believe the settlement agreement will not be consummated, although they do not expect it to be consummated prior to the expiration of the Offer. The failure to consummate the settlement agreement prior to the expiration of the Offer will not cause the transaction to be terminated nor will it delay the stockholders' receipt of consideration."

Schedule II
-----------

1. The title of this Schedule is revised to read as follows: "Directors, Executive Officers and Significant Stockholders of PJ Acquisition Corp."and the words "and significant stockholder" is inserted after the word "director" in the first sentence of the introductory paragraph.

2. The following disclosure is added to the end of the table:

                                   Page -21-

--------------------------------------------------------------------------------
Merida L. Sherman                     Significant Stockholder of PJ Acquisition
2806 Shumaker Drive                   Corp.  Daughter of Richard F. Sherman.
Louisville, Kentucky 40241            Employed in commercial real estate.
--------------------------------------------------------------------------------
Nicholas H. Sherman                   Significant Stockholder of PJ Acquisition
202 Schooner Lane                     Corp.  Son of Richard F. Sherman.  Recent
Duck Key, Florida                     college graduate; currently is employed in
                                      a family food service operation.
--------------------------------------------------------------------------------


Item 12 of the Schedule TO is hereby amended by adding the following additional exhibits:

(a)(14) Letter to Stockholders, dated August 7, 2001.
(c)(3) Materials Presented by BAS to the Special Committee on May 2, 2001.


Item 13.  Information Required by Schedule 13E-3.

Item 13 of the Schedule TO is hereby amended by adding the following thereto:

     The information set forth in "Special Factors - Background of the Offer," "Special Factors -- Recommendation of the Special Committee and the Board; Fairness of the Offer and the Merger," "Special Factors- Position of the Purchaser and the Investor Group Regarding Fairness of the Offer and the Merger," "Special Factors-The Investor Group's Purpose and Reasons for the Offer and the Merger," "Special Factors - Interests of Certain Persons in the Offer and the Merger," "Special Factors - Transactions and Arrangements Concerning the Shares," "Special Factors - Related Party Transactions," and Schedules I and II of the Offer to Purchase are incorporated herein by reference.

                                   SIGNATURES

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

/s/ Richard F. Sherman                          /s/ Douglas S. Stephens
------------------------------------------      --------------------------------------------
Richard F. Sherman                              Douglas S. Stephens

/s/ Stephen P. Langford                         /s/ Martin T. Hart
------------------------------------------      --------------------------------------------
Stephen P. Langford                             Martin T. Hart

/s/ Michael J. Grisanti                         /s/ Jack A. Laughery
------------------------------------------      --------------------------------------
Michael J. Grisanti                             Jack A. Laughery

/s/ Frank O. Keener by                          /s/ Michael M. Fleishman
Michael M. Fleishman, attorney-in-fact          --------------------------------------------
------------------------------------------      Michael M. Fleishman
Frank O. Keener
                                                /s/ Nicholas H. Sherman
/s/ Merida L. Sherman                           --------------------------------------------
------------------------------------------      Nicholas H. Sherman, individually and
Merida L. Sherman, individually and as          as co-Trustee of the  Merida L. Sherman
co-Trustee of the  Merida L. Sherman Trust      Trust u/a dated 9/1/96 and as co-Trustee of
u/a dated 9/1/96 and as co-Trustee of the       the Nicholas H. Sherman Trust u/a dated
Nicholas H. Sherman Trust u/a dated 9/1/96      9/1/96

                                                H Investment Company llp
PJ Acquisition Corp.
                                                By: Martin T. Hart, General Partner
By: /s/ Douglas S. Stephens
------------------------------------------
Name: Douglas S. Stephens                             By: /s/ Martin T. Hart
Title: President and CEO                                  ----------------------------------
                                                      Title: General Partner
                                                             -------------------------------

Dated: August 9, 2001.